Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF MAY 4, 2015

DATE, TIME AND PLACE: On May 4, 2015 at 8:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, room 5 in the city and state of São Paulo.

CHAIR: Alberto Sozin Furuguem.

QUORUM: The full complement of elected members.

RESOLUTION UNANIMOUSLY ADOPTED:

Following perusal of the Company’s account statements for the period January – March 2015, the Councilors decided to draft the following opinion:

  “The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. have concluded the examination of the Account Statements with respect to the period January - March, 2015 and have verified the exactness of all the elements reviewed and, in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, are of the opinion that these documents adequately reflect the equity situation, financial position and the activities executed by the Company during the period.”

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), May 4, 2015. (signed) Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Councilors and José Caruso Cruz Henriques – Alternate Councilor

MARCELO KOPEL
Investor Relations Officer